FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1. Name and Address

Mako Mining Corp. ("Mako" or the "Company")

700 - 838 West Hastings Street

Vancouver, British Columbia

V6C 0A6

Item 2. Date of Material Change

October 28, 2025.

Item 3. News Release

On October 28, 2025, a news release in respect of the material change was disseminated through Accesswire and subsequently filed under Mako's profile on SEDAR+ at www.sedarplus.ca.

Item 4. Summary of Material Change

On October 28, 2025, Mako announced that is has closed its previously announced bought deal common share offering, including the full over-allotment option, through Stifel Canada and Cantor Fitzgerald Canada Corporation, as co-lead underwriters (the "Underwriters"), pursuant to which the Company has issued 5,031,250  common shares of the Company (the "LIFE Offered Shares") for gross proceeds to the Company of C$40,250,000 (the "Brokered Offering").

The Company also announced that is has closed its previously announced concurrent non-brokered private placement of common shares of the Company (the "Concurrent Placement Shares") to funds managed by Wexford Capital LP (collectively, "Wexford"), pursuant to which the Company has issued 1,875,000 Concurrent Placement Shares for gross proceeds to the Company of C$15,000,000 (the "Non-Brokered Offering", and together with the Brokered Offering, the "Offering").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On October 28, 2025, Mako announced that it has closed its previously announced Brokered Offering, including the full over-allotment option, through the Underwriters, pursuant to which the Company has issued 5,031,250 LIFE Offered Shares for gross proceeds to the Company of C$40,250,000.

The Company also announced that it has closed its previously announced Non-Brokered Offering of Concurrent Private Placement Shares to funds managed by Wexford, pursuant to which the Company has issued 1,875,000 Concurrent Placement Shares for gross proceeds to the Company of C$15,000,000.

The LIFE Offered Shares and the Concurrent Placement Shares have been listed on the TSX Venture Exchange (the "TSXV").

The Company intends to use the net proceeds of the Offering for the ramp up of operations at the Moss Mine, the construction of the Company's development assets, and for general working capital purposes.

The LIFE Offered Shares were issued pursuant to (i) the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions, as amended by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption, and (ii) in the United States pursuant to available exemptions from the registration requirements of the United States Securities Act of 1933, as amended. The Concurrent Placement Shares were issued on a private placement basis to Wexford outside Canada pursuant to OSC Rule 72-503 - Distributions Outside Canada. Neither the LIFE Offered Shares nor the Concurrent Placement Shares are subject to a hold period under applicable Canadian securities laws. The offering document with respect to the Brokered Offering is available on the Company's profile on SEDAR+ at www.sedarplus.ca.

As consideration for their services in connection with the Brokered Offering, the Underwriters have received a cash commission of C$2,415,000 equal to 6.0% of the gross proceeds of the Brokered Offering.

Wexford's participation in the Non-Brokered Offering constitutes a "related party transaction" within the meaning of TSXV Policy 5.9 and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61- 101") adopted in the Policy. The Company has relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of the Non-Brokered Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves the related parties, is expected to exceed 25% of the Company's market capitalization (as determined under MI 61-101). This material change report is being filed less than 21 days in advance of the closing of the Non-Brokered Offering, which the Company deemed reasonable in the circumstances so as to be able to avail itself of the potential financing opportunity and complete the Non-Brokered Offering in an expeditious manner.

Early Warning Disclosure

Wexford, which is Mako's largest shareholder, provided the following additional information pursuant to the early warning requirements of applicable Canadian securities laws:

Wexford Catalyst Trading Limited ("WCT"), Wexford Focused Trading Limited ("WFT"), Wexford Spectrum Trading Limited ("WST") and Debello Trading Limited ("DT", and together with WCT, WFT and WST, the "Wexford Funds"), private investment funds managed by Wexford, acquired ownership of the 1,875,000 Concurrent Placement Shares in the Non-Brokered Offering.

Despite the acquisition of the Concurrent Placement Shares, the overall securityholding of the Wexford Funds in Mako decreased as a result of the issuance of additional common shares of Mako ("Mako Shares") as part of the Brokered Offering. Immediately prior to closing of the Offering ("Closing"), the Wexford Funds beneficially owned an aggregate of 38,234,072 Mako Shares, representing approximately 47.73% of the then issued and outstanding Mako Shares. Immediately following the Closing, the Wexford Funds beneficially owned an aggregate of 40,109,072 Mako Shares, representing approximately 46.10% of the issued and outstanding Mako Shares and a decrease of approximately 2.05% since Wexford's last early warning report in respect of its Mako Shares.

The Mako Shares were acquired for investment purposes. The Wexford Funds may from time to time acquire additional securities, dispose of some or all of the existing or additional securities, or continue to hold the securities of Mako.

An early warning report with additional information in respect of the foregoing matters will be filed and made available on SEDAR+ at www.sedarplus.ca under Mako's profile or may be obtained directly upon request by contacting the Wexford contact person named in the news release dated October 28, 2025.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Akiba Leisman

Chief Executive Officer

Tel: 917-558-5289

Email: aleisman@makominingcorp.com

Item 9. Date of Report

October 31, 2025

Caution Regarding Forward Looking Statements

Forward-Looking Information: Statements contained herein, other than historical fact, may be considered "forward-looking information" within the meaning of applicable securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein is based on the Company's plans, expectations, and assumptions as of the date such statements are made, and includes information concerning regarding the use of proceeds from the Offering and Wexford's intentions under its Early Warning Disclosure. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, a re-allocation of anticipated use of proceeds for prudent business reasons, Wexford's intentions under its Early Warning Disclosure changing in the future, and such other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available and is included for the purposes of providing investors with information concerning the completion of the Offering, and may not be appropriate for other purposes. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.